UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DriveLoyalty, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street, 50th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Gonoud	**(929) 715-2060**	pgonoud@drivewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Ave, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003		**248**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Gonoud _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveLoyalty, LLC _____, as of 12/31 _____, 2024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Timothy Russo
Notary Public State of NY
County of NY
No. 02RU0083494; Exp. 2/5/29

Timothy Russo
Notary Public

Signature: _Paul Gonoud_

Title:
Director, FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DRIVELOYALTY, LLC

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2024

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

DRIVELOYALTY, LLC
STATEMENT OF FINANCIAL CONDITION
INDEX
FOR THE YEAR ENDED DECEMBER 31, 2024



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveLoyalty, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of DriveLoyalty, LLC (a New Jersey Limited Liability Company) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, Segment Reporting (Topic 280).

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2023.

New York, New York
February 28, 2025

DRIVELOYALTY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

Assets	
Cash	$279,011
Prepaid expenses and other	22,691
Total assets	$301,702
Liabilities and Member's Equity	
Liabilities	
Accounts payable, accrued expenses, and other	3,694
Payables to affiliates	10,600
Total liabilities	$14,294
Member's Equity	287,408
Total liabilities and member's equity	$301,702

Amounts may not sum due to rounding.

See Accompanying Notes to the Statement of Financial Condition

1.   ORGANIZATION AND BUSINESS

DriveLoyalty, LLC (the "Company") is a Limited Liability Company formed on December 18, 2017 in the State of New Jersey. The sole member of the Company is DriveWealth Holdings, Inc (the "Parent"). Effective April 7, 2022, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). As of December 31, 2024, the Company has not commenced revenue generating operations. The Parent has sufficient liquidity, and the ability and intent to contribute sufficient capital to support the continuance of operations.

The Company's primary business line will be self-directed retail brokerage of equity securities to its customers. It will operate pursuant to the (k)(2)(ii) exemption of 15c3-3, introducing all business on a fully disclosed basis, to its clearing firm DriveWealth, LLC. The primary revenue driver, upon commencement of business, will be commissions and fees charged to the retail accounts introduced by non-U.S. registered broker dealers.

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Parent also wholly owns the subsidiaries DriveWealth, LLC, DriveWealth Technologies, LLC, DriveWealth Institutional LLC, LLC, DriveAdvisory, LLC, DriveWealth Institutional, LLC, DriveLiquidity, LLC, DriveDigital, LLC, DriveWealth Europe UAB, DriveWealth Singapore PTE. Ltd., and DriveDigital US Corp. The company does not conduct business with the Parent's subsidiaries above except where there are shared expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks that are not segregated and deposited for regulatory purposes. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held $29,011 of cash in excess of federally insured limits.

Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. Therefore, no provision or liability for income taxes has been included in the financial statements.

DRIVELOYALTY, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2024

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments.

3.   **REGULATORY REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii)), which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $264,717 which was $259,717 in excess of its required minimum net capital of $5,000.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions will be cleared through other broker-dealers on a fully-disclosed basis.

From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company, the ultimate resolution of such actions against the Company as of the date of issuance of these financial statements will have no material adverse effect on the Company's financial condition.

4.   **RELATED PARTY TRANSACTIONS**

The Company had entered into an expense sharing agreement (the "Agreement") with the Parent effective September 28, 2022. Under the Agreement, the Parent incurs certain expenses (such as office facilities, supplies, travel and entertainment, and other general overhead costs) on behalf of its wholly-owned subsidiaries. Such costs are charged back to its subsidiaries either on a specific identification basis or otherwise equally or on a proportional basis where specific identification is not feasible. If revenue generating operations commence, expenses subject to the expense sharing agreement will be reassessed by the Parent.

As of December 31, 2024, there is net payable of $10,600 under this arrangement.

5.   **SEGMENT INFORMATION**

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses Income Statement, Balance Sheet and Cash Flows to make decisions on resource and capital allocation. We consider our operations to constitute a single operating segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies and SEC rule 15c3-1. Total segment assets is 301,702 as of December 31, 2024.

6.   **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions that occurred between January 1, 2025, and February 28, 2025, which is the date the Statement of Financial Condition is issued. There have not been material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements.